Exhibit 99.1

China Lending Proposes to Dispose of Feng Hui

BEIJING, URUMQI and HANGZHOU, China, August 12, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank financial corporation servicing micro, small and medium sized enterprises in China, today announced that its subsidiary, China Industrial Financial Holding Group Co., Ltd. has entered into a framework agreement (the “Agreement”) with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng”), pursuant to which Zhongfeng will either acquire a 100% equity interest in Urumqi Fenghui Direct Lending Co., Ltd. (“Feng Hui”), a variable interest entity of the Company primarily engaged in the microloan business, or obtain control over and become the primary beneficiary of Feng Hui through contractual arrangements for a cash consideration of no less than RMB15,000,000. Feng Hui primarily provides loan facilitation services to micro, small and medium sized enterprises in the Xinjiang Uygur Autonomous Region.

Ms. Jingping Li, co-founder and chief executive officer of China Lending, commented, “The disposal of Feng Hui allows us to improve our liability position and convert our accounts receivables into cash. The disposal will further improve our liquidity while eliminating the majority of our debt and financing costs so that we can commit our resources to the development of other financing business lines with more promising prospects such as supply chain financing, asset management, and insurance facilitation. In 2019, our investments in new business lines through two subsidiaries have already achieved meaningful results. We are currently in a step-by-step process of developing financing services beyond direct lending in China's economically developed regions. The disposal of Feng Hui is a decisive step towards reinvigorating our growth.”

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro, small and medium sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Jack Wang

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936